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16006387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
~ ...i...

MAR 11 2016

SEC FILE NUMBER
8-52261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/15_____ AND ENDING _____12/31/15_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:Automated Trading Desk Financial Services, LLC (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11 eWall Street

(No. and Street)

Mount Pleasant	S.C.	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba   212-816-1117

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – If individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

State of New York   )

) ss:

County of New York   )

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2015 and supplementary schedule are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2015 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

_____

Ramsey Saliba

Chief Financial Officer

_____

Notary Public

Subscribed and sworn to before me this 26 day of February 2016

RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2019

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2015 and supplementary schedules are true and correct, and that neither Automated Trading Desk Financial Services, LLC (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2015 will promptly be made available to the Company members and allied members whose signatures do not appear below.

_____
Thomas Fasano
President

_____
Notary Public
Subscribed and sworn to before me this 27 day of February 2016

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Table of Contents

This report** contains (check all applicable boxes)

(x) Report of Independent Registered Public Accounting Firm

(x) (a) Facing Page:

(x) (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Cash Flows

(e) Statement of Changes in Member's Equity

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3

( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

(x) (l) An Affirmation

( ) (m) Copy of the SIPC Supplemental Report

( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17(a)-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Trading Desk Financial Services, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 26, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	13,774,904
Due from affiliated clearing broker		15,431,177
Due from broker		96,979,956
Financial instruments owned, held at clearing broker – at fair value		78,397,598
Due from affiliates		1,511,894
Accounts receivable		882,981
Deferred tax asset		2,558,296
Other assets		6,162,066
Total assets	$	215,698,872

Liabilities and Member's Equity

Liabilities:		
Financial instruments sold, not yet purchased – at fair value	$	78,797,655
Due to Parent and affiliates		5,693,909
Due to broker		59,498
Accounts payable and accrued expenses		12,541,478
Long Term debt with Parent		25,000,000
Total liabilities		122,092,540
Commitments and contingencies (note 7)		
Member's equity		93,606,332
Total liabilities and member's equity	$	215,698,872

See accompanying notes to financial statements.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Notes to the Financial Statements

December 31, 2015

(1) Organization, Nature of Operations, and Significant Accounting Policies

Automated Trading Desk Financial Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the NASDAQ Exchange (NASDAQ), NYSE/Arca (NYSE), the NYSE AMEX Options Exchange (AMEX), the CBOE Exchange (CBOE), the Nasdaq BX Exchange (BX), the BATS Exchange (BATS), the NASDAQ Options Market (NOM), Direct Edge Exchanges (EDGA and EDGX), International Securities Exchanges (ISE and Gemini), Miami International Option Exchange (MIAX) and the Philadelphia Stock Exchange (PHLX).

The Company was organized on September 1, 1999, and is a wholly owned subsidiary of Automated Trading Desk, LLC (the Parent, or the Member) which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding Inc. (CGMHI) which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's results of operations may not be indicative of the results that have been obtained had it operated independently of Citigroup. Historically, and in the foreseeable future, the Company is dependent on Citigroup to fund its operating losses.

(a) Nature of Operations

The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, which affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(2) Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.

- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

		Level 1	Level 2	Level 3	Balance
Financial instruments owned, held at clearing broker	$	76,119,341	2,172,369	105,888	78,397,598
Financial instruments sold, not yet purchased		78,038,188	752,136	7,331	78,797,655

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature. There were no transfers between Level 1, Level 2 and Level 3 investments during the year.

(3) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in the Citigroup consolidated federal tax return. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, state, and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under a tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. Federal income tax return of Citigroup and unitary and nexus combined state returns of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

The components of the net deferred tax asset at December 31, 2015 are as follows:

Deferred Tax Assets:	
Internally developed software	$ 51,253
Tax carry forwards	2,446,323
Deferred Compensation	895,707
Reserves	21,227
Total deferred tax assets:	3,414,510
Deferred Tax Liabilities:	
Other deferred tax liabilities	(856,214)
Total deferred tax liability	(856,214)
Net deferred tax asset	$ 2,558,296

The Company has no valuation allowance on deferred tax assets at December 31, 2015. Although realization is not assumed, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carry forward from expiring.

The Company maintains no tax reserves for uncertain tax provisions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2012
New York State	2009
New York City	2012

(4) Related Party Transactions

(a) Affiliated Clearing Broker

The Company clears all principal and broker-dealer client transactions through Citigroup Global Markets, Inc. on a fully disclosed basis. The amount due from clearing broker relates primarily to the market making activities of the Company.

(b)   Cash

Cash at December 31, 2015 included $319,207 held at Citibank, N.A., an affiliated company.

(c)   Intercompany Note

In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from Citigroup Financial Products, Inc. (CFPI), an affiliate. As of December 2015, $25,000,000 was borrowing against this loan.

(5)   Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2015, the Company had net capital of $61,361,046, which was $60,361,046 in excess of its required net capital of $1,000,000.

The Company has signed a proprietary accounts of Broker Dealer (PAB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(6)   Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at fair values of the related securities as of December 31, 2015 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2015.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining appropriate credit limits with its clients, running a well hedged portfolio trading strategy, and also through the use of short term market making trading strategies.

6

(7) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

(c) Concentrations

The Company considers significant clients to be clients who account for 10% or more of principal transactions revenue. There were two clients that individually accounted for 15%, 11% respectively, of the Company's principal transactions revenue.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements through February 26, 2016, which is the date the financial statements were issued. In January 2016 a capital contribution of $25,000,000 was made by its parent Citigroup Financial Products Inc.